Voya Retirement Insurance and Annuity Company

and its

Variable Annuity Account C

AFT CHOICE PLUS

Supplement Dated June 20, 2016 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2016

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

The subsection titled "***Agreement with the Company***" under the "**CONTRACT DISTRIBUTION**" section in your Contract Prospectus and Contract Prospectus Summary is deleted in its entirety and replaced with the following:

Agreement with the Company

The American Federation of Teachers AFL-CIO ("AFT") makes available to its members 403(b), Roth 403(b), 457(b) and Roth 457(b) programs. Pursuant to an agreement between the parties, AFT endorses the Company as their exclusive provider of these programs. In return for the endorsement, and as part of the agreement, the Company provides a broad range of investment products and services to the members of AFT and reimburses or pays the direct out-of-pocket expenses that the AFT Annuity Trust incurs in informing members about these programs and reviewing the performance of such programs, in an amount generally expected not to exceed $40,000 per year. The Company may also contribute to the costs of AFT-sponsored events related to the programs.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***